UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of AGM dated 10 May 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 10, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 10, 2017

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

10 May 2017

	Barclays PLC Annual General Meeting A poll was held on each of the resolutions proposed at the Annual General Meeting on 10 May 2017. The results of the polls are:
Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2016.	11,734,119,682	95.43	562,258,191	4.57	72.20%	75,011,818
2	To approve the Directors' Remuneration Report (other than the part containing the Directors' Remuneration Policy) for the year ended 31 December 2016.	11,879,285,601	97.22	339,664,546	2.78	71.74%	152,439,545
3	To approve the Directors' Remuneration Policy contained in the Directors' Remuneration Report for the year ended 31 December 2016.	12,062,616,141	97.91	257,416,828	2.09	72.33%	51,369,054
4	To appoint Mary Francis as a Director of the Company.	12,307,415,619	99.86	17,485,207	0.14	72.36%	46,488,207
5	To appoint Sir Ian Cheshire as a Director of the Company.	10,661,243,461	88.02	1,451,694,117	11.98	71.12%	258,451,454
6	To reappoint Mike Ashley as a Director of the Company.	12,028,602,498	98.70	158,165,835	1.30	71.55%	184,620,700
7	To reappoint Tim Breedon as a Director of the Company.	12,262,597,795	99.50	62,238,690	0.50	72.36%	46,552,548
8	To reappoint Crawford Gillies as a Director of the Company.	12,176,016,604	98.79	148,754,978	1.21	72.36%	46,617,113
9	To reappoint Sir Gerry Grimstone as a Director of the Company.	12,264,396,508	99.51	60,671,105	0.49	72.36%	46,321,420
10	To reappoint Reuben Jeffery III as a Director of the Company.	12,254,373,224	99.43	70,558,162	0.57	72.36%	46,457,647
11	To reappoint John McFarlane as a Director of the Company.	12,204,597,452	99.02	120,447,693	0.98	72.36%	46,345,967
12	To reappoint Tushar Morzaria as a Director of the Company.	12,278,093,786	99.62	46,791,774	0.38	72.36%	46,502,183
13	To reappoint Dambisa Moyo as a Director of the Company.	12,295,854,060	99.77	28,733,564	0.23	72.36%	46,801,409
14	To reappoint Diane Schueneman as a Director of the Company.	12,307,100,698	99.86	17,740,997	0.14	72.36%	46,546,338
15	To reappoint James Staley as a Director of the Company.	10,361,022,580	97.18	300,789,142	2.82	62.60%	1,709,579,389
16	To appoint KPMG LLP as auditors of the Company.	12,190,742,783	98.90	135,036,506	1.10	72.37%	45,609,743
17	To authorise the Board Audit Committee to set the remuneration of the Auditors.	12,319,929,237	99.95	6,154,479	0.05	72.37%	45,305,680
18	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,000,159,692	97.97	227,566,931	2.03	65.92%	1,143,662,409
19	To authorise the Directors to allot shares and securities.	10,615,271,390	86.23	1,695,440,751	13.77	72.28%	60,655,268
20	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	12,294,057,492	99.75	30,261,479	0.25	72.36%	47,070,062
21	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than an additional 5% of issued share capital in connection with an acquisition or specified capital investment.	10,727,559,167	87.04	1,596,790,546	12.96	72.36%	47,043,380
22	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	12,165,157,858	98.82	144,761,722	1.18	72.27%	61,469,452
23	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	12,008,914,579	97.55	301,049,344	2.45	72.27%	61,345,227
24	To authorise the Company to purchase its own shares.	12,192,118,533	99.00	122,899,622	1.00	72.30%	56,370,877
25	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	11,609,955,656	94.20	715,178,895	5.80	72.36%	46,245,310
26	To approve the amendment of the Barclays Long Term Incentive Plan.	10,513,767,533	85.67	1,759,328,204	14.33	72.06%	98,293,293

Diane de Saint Victor and Steve Thieke retired at the 2017 Barclays PLC Annual General Meeting and did not seek re-election.  Ms de Saint Victor and Mr Thieke therefore resigned from the Board at the conclusion of the meeting.

As at 6.30pm on Monday, 8 May 2017, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company's register of members, there were 17,032,159,517 ordinary shares in issue. 467 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Legal Entity Identifier Code

213800LBQA1Y9L22JB70